UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

scPharmaceuticals Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

810648 105

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 810648 105

1.	Names of Reporting Persons 5AM Ventures IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 3,123,303 shares (2)

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 3,123,303 shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,123,303 shares (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.4% (3)

12.	Type of Reporting Person (See Instructions) PN

(1)               This Schedule 13G is filed by 5AM Ventures IV, L.P., a Delaware limited partnership (“Ventures IV”), 5AM Co-Investors IV, L.P., a Delaware limited partnership (“Co-Investors IV”), 5AM Partners IV, LLC, a Delaware limited liability company (“Partners IV”), 5AM Opportunities I, L.P., a Delaware limited partnership (“Opportunities”), 5AM Opportunities I (GP), LLC, a Delaware limited liability company (“Opportunities GP”), Dr. John D. Diekman (“Diekman”), Andrew J. Schwab (“Schwab”), Dr. Kush Parmar (“Parmar”) and Dr. Scott M. Rocklage (“Rocklage”) and together with Ventures IV, Co-Investors IV, Partners IV, Opportunities, Opportunities GP, Diekman, Schwab and Parmar, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)               Partners IV serves as the sole general partner of Ventures IV.  Diekman, Schwab and Rocklage are managing members of Partners IV and share voting and dispositive power over the shares held by Ventures IV.  The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2020.

(3)         This percentage is calculated based on 27,320,959 shares of Common Stock outstanding as of November 12, 2020 as indicated in the Issuer’s Form 10-Q filed on November 16, 2020.

CUSIP No. 810648 105

1.	Names of Reporting Persons 5AM Co-Investors IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 130,137 shares (2)

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 130,137 shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 130,137 of Common Stock (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.5% (3)

12.	Type of Reporting Person (See Instructions) PN

(1)               This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)               Partners IV serves as the sole general partner of Co-Investors IV.  Diekman, Schwab and Rocklage are managing members of Partners IV and share voting and dispositive power over the shares held by Co-Investors IV.  The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2020.

(3)         This percentage is calculated based on 27,320,959 shares of Common Stock outstanding as of November 12, 2020 as indicated in the Issuer’s Form 10-Q filed on November 16, 2020.

CUSIP No. 810648 105

1.	Names of Reporting Persons 5AM Partners IV, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 3,253,440 shares (2)

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 3,253,440 shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,253,440 shares (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.9% (3)

12.	Type of Reporting Person (See Instructions) OO

(1)               This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)               Includes 3,123,303 shares of Common Stock held by Ventures IV and 130,137 shares of Common Stock held by Co-Investors IV.  Partners IV serves as the sole general partner of Ventures IV and Co-Investors IV.  Diekman, Schwab and Rocklage are managing members of Partners IV and share voting and dispositive power over the shares held by Ventures IV and Co-Investors IV.  The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2020.

(3)               This percentage is calculated based on 27,320,959 shares of Common Stock outstanding as of November 12, 2020 as indicated in the Issuer’s Form 10-Q filed on November 16, 2020.

CUSIP No. 810648 105

1.	Names of Reporting Persons 5AM Opportunities I, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 578,034 shares (2)

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 578,034 shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 578,034 shares (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.1% (3)

12.	Type of Reporting Person (See Instructions) PN

(1)               This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)               Opportunities GP serves as the sole general partner of Opportunities.  Schwab and Parmar are managing members of Opportunities GP and share voting and dispositive power over the shares held by Opportunities.  The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2020.

(3)               This percentage is calculated based on 27,320,959 shares of Common Stock outstanding as of November 12, 2020 as indicated in the Issuer’s Form 10-Q filed on November 16, 2020.

CUSIP No. 810648 105

1.	Names of Reporting Persons 5AM Opportunities I (GP), LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 578,034 shares (2)

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 578,034 shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 578,034 shares (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.1% (3)

12.	Type of Reporting Person (See Instructions) OO

(1)               This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)               Includes 578,034 shares of Common Stock held by Opportunities.  Opportunities GP serves as the sole general partner of Opportunities. Schwab and Parmar are managing members of Opportunities GP and share voting and dispositive power over the shares held by Opportunities.  The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2020.

(3)               This percentage is calculated based on 27,320,959 shares of Common Stock outstanding as of November 12, 2020 as indicated in the Issuer’s Form 10-Q filed on November 16, 2020.

CUSIP No. 810648 105

1.	Names of Reporting Persons Dr. John D. Diekman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 3,253,440 shares (2)

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 3,253,440 shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,253,440 shares (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.9% (3)

12.	Type of Reporting Person (See Instructions) IN

(1)               This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)               Includes 3,123,303 shares of Common Stock held by Ventures IV and 130,137 shares of Common Stock held by Co-Investors IV.  Partners IV serves as the sole general partner of Ventures IV and Co-Investors IV.  Diekman, Schwab and Rocklage are managing members of Partners IV and share voting and dispositive power over the shares held by Ventures IV and Co-Investors IV.  The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2020.

(3)               This percentage is calculated based on 27,320,959 shares of Common Stock outstanding as of November 12, 2020 as indicated in the Issuer’s Form 10-Q filed on November 16, 2020.

CUSIP No. 810648 105

1.	Names of Reporting Persons Andrew J. Schwab

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 3,831,474 shares (2)

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 3,831,474 shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,831,474 shares (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 14.0% (3)

12.	Type of Reporting Person (See Instructions) IN

(1)               This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)               Includes 3,123,303 shares of Common Stock held by Ventures IV, 130,137 shares of Common Stock held by Co-Investors IV and 578,034 shares of Common Stock held by Opportunities.  Partners IV serves as the sole general partner of Ventures IV and Co-Investors IV.  Diekman, Schwab and Rocklage are managing members of Partners IV and share voting and dispositive power over the shares held by Ventures IV and Co-Investors IV.  Opportunities GP serves as the sole general partner of Opportunities. Schwab and Parmar are managing members of Opportunities GP and share voting and dispositive power over the shares held by Opportunities. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2020.

(3)               This percentage is calculated based on 27,320,959 shares of Common Stock outstanding as of November 12, 2020 as indicated in the Issuer’s Form 10-Q filed on November 16, 2020.

CUSIP No. 810648 105

1.	Names of Reporting Persons Dr. Kush Parmar

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 578,034 shares (2)

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 578,034 shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 578,034 shares (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.1% (3)

12.	Type of Reporting Person (See Instructions) IN

(1)               This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)               Includes 578,034 shares of Common Stock held by Opportunities.  Opportunities GP serves as the sole general partner of Opportunities. Schwab and Parmar are managing members of Opportunities GP and share voting and dispositive power over the shares held by Opportunities.  The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2020.

(3)               This percentage is calculated based on 27,320,959 shares of Common Stock outstanding as of November 12, 2020 as indicated in the Issuer’s Form 10-Q filed on November 16, 2020.

CUSIP No. 810648 105

1.	Names of Reporting Persons Dr. Scott M. Rocklage

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 3,253,440 shares (2)

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 3,253,440 shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,253,440 shares (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.9% (3)

12.	Type of Reporting Person (See Instructions) IN

(1)               This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)               Includes 3,123,303 shares of Common Stock held by Ventures IV and 130,137 shares of Common Stock held by Co-Investors IV.  Partners IV serves as the sole general partner of Ventures IV and Co-Investors IV.  Diekman, Schwab and Rocklage are managing members of Partners IV and share voting and dispositive power over the shares held by Ventures IV and Co-Investors IV.   The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2020.

(3)               This percentage is calculated based on 27,320,959 shares of Common Stock outstanding as of November 12, 2020 as indicated in the Issuer’s Form 10-Q filed on November 16, 2020.

Item 1.
(a)	Name of Issuer scPharmaceuticals Inc.
(b)	Address of Issuer’s Principal Executive Offices 2400 District Avenue, Suite 310 Burlington, Massachusetts 01830

Item 2.
(a)

Name of Person Filing
5AM Ventures IV, L.P. (“Ventures IV”)

5AM Co-Investors IV, L.P. (“Co-Investors IV”)

5AM Partners IV, LLC (“Partners IV”)

5AM Opportunities I, L.P. (“Opportunites”)

5AM Opportunities I (GP), LLC (“Opportunities GP”)

Dr. John D. Diekman (“Diekman”)

Andrew J. Schwab (“Schwab”)

Dr. Kush Parmar (“Parmar”)

Dr. Scott M. Rocklage (“Rocklage”)

(b)	Address of Principal Business Office or, if none, Residence c/o 5AM Ventures 501 Second Street, Suite 350 San Francisco, CA 94107

(c)	Citizenship
	Entities:	5AM Ventures IV, L.P.	-	Delaware
		5AM Co-Investors IV, L.P.	-	Delaware
		5AM Partners IV, LLC	-	Delaware
		5AM Opportunities I, L.P.	-	Delaware
		5AM Opportunities I (GP), LLC	-	Delaware

	Individuals:	Diekman	-	United States of America
		Schwab	-	United States of America
		Parmar	-	United States of America
		Rocklage	-	United States of America

	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 810648 105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (6)
Ventures IV (1) (3)	3,123,303		3,123,303		3,123,303	3,123,303	11.4%
Co-Investors IV (2) (3)	130,137		130,137		130,137	130,137	0.5%
Partners IV (1) (2) (3)			3,253,440		3,253,440	3,253,440	11.9%
Opportunities (4) (5)	578,034		578,034		578,034	578,034	2.1%
Opportunities GP (4) (5)			578,034		578,034	578,034	2.1%
Diekman (1) (2) (3)			3,253,440		3,253,440	3,253,440	11.9%
Schwab (1) (2) (3) (4) (5)			3,831,474		3,831,474	3,831,474	14.0%
Parmar (4) (5)			578,034		578,034	578,034	2.1%
Rocklage (1) (2) (3) (4) (5)			3,253,440		3,253,440	3,253,440	11.9%

(1)               Includes 3,123,303 shares of Common Stock held by Ventures IV.

(2)               Includes 130,137 shares of Common Stock held by Co-Investors IV.

(3)               Partners IV serves as the sole general partner of Ventures IV and Co-Investors IV.  Diekman, Schwab and Rocklage are managing members of Partners IV and share voting and dispositive power over the shares held by Ventures IV and Co-Investors IV.

(4)               Includes 578,034 shares of Common Stock held by Opportunities.

(5)               Opportunities GP serves as the sole general partner of Opportunities. Schwab and Parmar are managing members of Opportunities GP and share voting and dispositive power over the shares held by Opportunities.

(6)               This percentage is calculated based on 27,320,959 shares of Common Stock outstanding as of November 12, 2020 as indicated in the Issuer’s Form 10-Q filed on November 16, 2020.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2021

5AM Ventures IV, L.P.			5AM Co-Investors IV, L.P.

By:	5AM Partners IV, LLC		By:	5AM Partners IV, LLC
its	General Partner		its	General Partner

By:	/s/ Andrew J. Schwab		By:	/s/ Andrew J. Schwab
	Name:	Andrew J. Schwab		Name:	Andrew J. Schwab
	Title:	Managing Member		Title:	Managing Member

5AM Partners IV, LLC

By:	/s/ Andrew J. Schwab
	Name:	Andrew J. Schwab
	Title:	Managing Member

5AM Opportunities I, L.P.			5AM Opportunities I (GP), LLC

By:	5AM Opportunities I (GP), LLC
its	General Partner

By:	/s/ Andrew J. Schwab		By:	/s/ Andrew J. Schwab
	Name:	Andrew J. Schwab		Name:	Andrew J. Schwab
	Title:	Managing Member		Title:	Managing Member

	/s/ Dr. John D. Diekman			/s/ Andrew J. Schwab
	Dr. John D. Diekman			Andrew J. Schwab

	/s/ Dr. Kush Parmar			/s/ Dr. Scott M. Rocklage
	Dr. Dr. Kush Parmar			Dr. Scott M. Rocklage

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit(s):

A - Joint Filing Statement

EXHIBIT A

JOINT FILING STATEMENT

We, the undersigned, hereby express our agreement that the attached Schedule 13G (or any amendments thereto) relating to the

Common Stock of scPharmaceuticals Inc. is filed on behalf of each of us.

Dated: February 16, 2021

5AM Ventures IV, L.P.			5AM Co-Investors IV, L.P.

By:	5AM Partners IV, LLC		By:	5AM Partners IV, LLC
its	General Partner		its	General Partner

By:	/s/ Andrew J. Schwab		By:	/s/ Andrew J. Schwab
	Name:	Andrew J. Schwab		Name:	Andrew J. Schwab
	Title:	Managing Member		Title:	Managing Member

5AM Partners IV, LLC

By:	/s/ Andrew J. Schwab
	Name:	Andrew J. Schwab
	Title:	Managing Member

5AM Opportunities I, L.P.			5AM Opportunities I (GP), LLC

By:	5AM Opportunities I (GP), LLC
its	General Partner

By:	/s/ Andrew J. Schwab		By:	/s/ Andrew J. Schwab
	Name:	Andrew J. Schwab		Name:	Andrew J. Schwab
	Title:	Managing Member		Title:	Managing Member

	/s/ Dr. John D. Diekman			/s/ Andrew J. Schwab
	Dr. John D. Diekman			Andrew J. Schwab

	/s/ Dr. Kush Parmar			/s/ Dr. Scott M. Rocklage
	Dr. Dr. Kush Parmar			Dr. Scott M. Rocklage